                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:      3235-0145
                                                      Expires: December 31, 2005
                                                      Estimated average burden
                                                      hours per response......11

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               MAF BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   55261R108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2004
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)

CUSIP NO. 55261R108                     13G/A                  Page 2 of 5 Pages
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        ABN AMRO Trust Services Company as successor Trustee for The MidAmerica Bank, fsb Employees' Profit Sharing Plan and the MidAmerica Bank fsb, Employee Stock Ownership Plan (collectively, the "Plans") IRS No. 36-4041298

--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        Illinois
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      1,913,311
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     1,391,040
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   0
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        1,913,311**
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        5.75%**
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)*

        OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

*SEE INSTRUCTION BEFORE FILLING OUT!
**SEE ITEM 4 OF THIS FILING

CUSIP NO. 55261R108                  13G/A                     PAGE 3 OF 5 PAGES



Explanatory Note:

This Form 13G/A is being filed to correct certain erroneous information related to the voting and dispositive power of the Reporting Person reported on Form 13G filed with the Securities and Exchange Commission on February 14, 2005.

ITEM 1.

(a)  Name of Issuer:                             MAF Bancorp, Inc.
(b)  Address of Issuer's Principal Executive
     Offices:                                    55th Street & Holmes Avenue,
                                                 Clarendon Hills, Illinois 60514

ITEM 2.

(a) - (c) Name, Principal Business Address and Citizenship of Person Filing:

       ABN AMRO Trust Services Company, as successor Trustee for the MidAmerica Bank, fsb Employees' Profit Sharing Plan and the MidAmerica Bank, fsb Employee Stock Ownership Plan
       c/o Principal Services Trust Company
       161 N. Clark Street
       Chicago, IL 60601

       Citizenship:  Illinois

(d)    Title of Class of Securities:   Common Stock, $0.01 par value per share
(e)    CUSIP Number:                   55261R108

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR
          (c), CHECK WHETHER THE PERSON FILING IS A:

(a) - (j)  Not Applicable.

ITEM 4.   OWNERSHIP.

(a) ABN AMRO Trust Services Company acts as the successor trustee ("Trustee") for (i) the MidAmerica Bank, fsb Employees' Profit Sharing Plan ("Profit Sharing Plan") and (ii) the MidAmerica Bank, fsb Employees Stock Ownership Plan (the "Stock Ownership Plan"), each of which is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). As of December 31, 2004, the Profit Sharing Plan held 522,271 shares of the Issuer's common stock and the Stock Ownership Plan held 1,391,040 shares of the Issuer's common stock for an aggregate of 1,913,311 shares of the Issuer's common stock. The securities reported include all shares held of record by the Trustee as trustee of the Plans. Under the terms of the Plans, the Trustee has no dispositive authority and shared voting authority over the shares held in the Profit Sharing Plan and sole dispositive authority and shared voting authority over the shares in the Stock Ownership Plan. The

CUSIP NO. 55261R108                  13G/A                     PAGE 4 OF 5 PAGES


         Trustee, however, is subject to fiduciary duties under ERISA. The Trustee disclaims beneficial ownership of the shares of common stock that are the subject of this Schedule 13G/A.

(b) The 1,913,311 shares of common stock represent 5.75% of the Issuer's outstanding shares of common stock. The percent of class is based on shares outstanding as of December 31, 2004, as provided by the Issuer.

(c)      Number of shares as to which such person has:

         (i)      Sole power to vote or direct the vote: 0
         (ii)     Shared power to vote or direct the vote: 1,913,311
         (iii)    Sole power to dispose or direct the disposition of: 1,391,040
         (iv) Shared power to dispose or direct the disposition of: The Trustee does not share dispositive power with respect to any of the shares. Under the terms of the Profit Sharing Plan, the Trustee has shared voting authority and no dispositive authority.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10.   CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 55261R108                  13G/A                     PAGE 5 OF 5 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 15, 2005
                                          --------------------------------------
                                          Date


                                          ABN AMRO Trust Services Company as
                                          Trustee for the MidAmerica Bank, fsb
                                          Employee's Profit Sharing Plan and the
                                          MidAmerica Bank, fsb Employee Stock
                                          Ownership Plan

                                          By:        /s/ Terry L. Zirkle
                                              ----------------------------------

                                          Name:      Terry L. Zirkle
                                                 ----------------------------

                                          Title:     Executive Vice President
                                                  ------------------------------